Exhibit 21.1

LIST OF SUBSIDIARIES OF
INTERNATIONAL STAR, INC.

Name of Subsidiary	Jurisdiction of Incorporation	Names Under Which the Subsidiary Conducts Business
Qwik Track, Inc. (1)	Nevada	--
Star-Resolve Detrital Wash, LLC (2)	Nevada	--
_______________________________

(1)	We own a 100% interest in Qwik Track, Inc. Qwik Track, Inc. is not currently an active business entity. We do not have plans as of the date of this filing to reactivate this subsidiary.

(2)
We have a 50% membership interest in Star-Resolve Detrital Wash, LLC.  Star-Resolve Detrital Wash, LLC is not currently an active business entity.  We do not have plans as of the date of this filing to seek reactivation of this subsidiary.